Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED

(In thousands, except per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2001	2000	2001	2000

BASIC:
Net income (loss)	$(515)	$37	$9	$2,273

Weighted average number of common shares outstanding	15,262	15,462	15,294	15,462

Net income (loss) per common share	$(0.03)	$0.01	$0.00	$0.15

ASSUMING DILUTION:
Net income (loss)	$(515)	$37	$9	$2,273

Weighted average number of common shares outstanding	15,262	15,462	15,294	15,462

The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	-	255	85	138

Weighted average number of common and common equivalent shares	15,262	15,717	15,379	15,600

Net income (loss) per common share, assuming dilution	$(0.03)	$0.01	$0.00	$0.15